UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

31 Hudson Yards, 11th Floor, New York, NY 10001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Other Events

At the annual general meeting of shareholders of Bit Digital, Inc. (the “Company”) held on October 2, 2024 (the “AGM”) in accordance with the Company’s amended and restated memorandum and articles of association in effect at the time, the Company’s shareholders approved by a special resolution with immediate effect the adoption of amended and restated articles of association in substitution for and to the exclusion of the Company’s then existing articles of association. The amended and restated articles of association as filed in the Cayman Islands, are being filed as an exhibit to this Form 6-K.

FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

Number	Description
1.1	Amended and Restated Articles of Association (as amended on October 2, 2024)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Samir Tabar
Name:	Samir Tabar
Title:	Chief Executive Officer

Date: October 30, 2024

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